UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): March 13, 2006

Commission File Number	Exact name of registrant as specified in its charter, state of incorporation, address of principal executive offices, zip code Telephone	I.R.S. Employer Identification Number
1-16305	**PUGET ENERGY, INC.** A Washington Corporation 10885 - N.E. 4th Street, Suite 1200 Bellevue, Washington 98004-5591 (425) 454-6363	91-1969407
1-4393	**PUGET SOUND ENERGY, INC.** A Washington Corporation 10885 - N.E. 4th Street, Suite 1200 Bellevue, Washington 98004-5591 (425) 454-6363	91-0374630

Check the appropriate box below if the Form 8−K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a−12 under the Exchange Act (17 CFR 240.14a−12)

☐   Pre−commencement communications pursuant to Rule 14d−2(b) under the Exchange Act (17 CFR 240.14d−2(b))

☐   Pre−commencement communications pursuant to Rule 13e−4(c) under the Exchange Act (17 CFR 240.13e−4(c))

Item 5.02 Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers

On March 13, 2006, the Boards of Directors of Puget Energy, Inc. and Puget Sound Energy, Inc. (collectively, the "Companies") appointed Herbert B. Simon, age 62, as a director of the Companies. Mr. Simon is nominated for election at the Annual Shareholder's Meeting on May 9, 2006, to serve a three-year term. The compensation offered to Mr. Simon for his service as a director is the same as that offered to all Puget Energy and Puget Sound Energy ("PSE") board members, pursuant to the director compensation schedule filed as Exhibit 10.53 to the Puget Energy Annual Report on Form 10-K for the fiscal year ended December 31, 2005, filed with the Securities and Exchange Commission on February 28, 2006.

In accordance with the director retirement policy set forth in the Corporate Governance Guidelines of the Companies, Robert L. Dryden has informed Puget Energy and PSE that he intends to tender his resignation from the Boards of Directors of the Companies on May 9, 2006, with such resignation effective upon the conclusion of the Annual Shareholder's Meeting. Mr. Dryden, age 72, has been a director of Puget Energy since its incorporation in 1999 and of PSE since 1991.

Also leaving the Boards of Directors of the Companies upon the conclusion of the Annual Shareholder's Meeting on May 9, 2006 will be Charles W. Bingham, whose term as a director will expire at that time. Mr. Bingham, also age 72, and thus subject to the director retirement policy, has been a director of Puget Energy since its incorporation in 1999 and of PSE since 1978.

In connection with Mr. Simon's appointment to the Board of Director's, Puget Energy issued a news release which is attached as Exhibit 99.1.

Item 9.01: Financial Statements and Exhibits

Exhibits
99.1   Press release on appointment of Mr. Simon to Puget Energy.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrants have duly caused this report to be signed on their behalf by the undersigned hereunto duly authorized.

PUGET ENERGY, INC.

PUGET SOUND ENERGY, INC.

By: /s/ James W. Eldredge
      James W. Eldredge
      Vice President, Corporate Secretary and
Dated: March 13, 2006   Chief Accounting Officer